March 25, 2025

VIA E-MAIL AND EDGAR CORRESPONDENCE

Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Align Alternative Access Fund: File Nos. 333-283452; 811-24029

Dear Ms. Vroman-Lee:

On February 14, 2025, Align Alternative Access Fund (the “Registrant” or the “Trust”) filed an Amended Registration Statement on Form N-2 with the U.S. Securities and Exchange Commission. You provided comment on March 7, 2025. Below, please find below a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Amendment. Please note that added language is in italics and deleted language appears struck through. The numbering of comments aligns with your initial comment letter.

PROSPECTUS COMMENTS

10.	Comment: Please include the factors the Fund or Advisor will use to determine if the investment adviser of the private funds have the ability to invest successfully.

Response: The Registrant has included the following disclosure in the Investment Strategies section of the prospectus regarding the factors the Fund or its adviser will use to determine if an investment adviser has the ability to invest successfully:

•	Track Record & Performance Analysis – The Fund will review an investment adviser’s historical returns, risk-adjusted performance, and consistency across market cycle to determine if there is a potential opportunity to generate a return for the Fund.

•	Investment Strategy & Edge – The Fund will evaluate each fund’s investment thesis, sourcing advantages, sector expertise, and competitive differentiators to ensure alignment with the Fund’s investment strategy.

•	Risk Management & Downside Protection – The Fund will review portfolio construction, leverage policies, hedging strategies, and past drawdowns to gauge risk mitigation effectiveness.

•	Manager Quality & Incentives – The Fund will conduct due diligence on fund managers' experience, decision-making process, alignment of interests (GP commitment, fee structure), and operational discipline to ensure strong governance, effective risk management, and a commitment to generating sustainable returns while safeguarding investor interests.

March 25, 2025

19.	Comment: The comment was to explain that “short puts are options on securities that the Fund does not own.” Your response included changed disclosure that says, “This strategy involves selling put options on securities that the investor does not own.” Please confirm the revised disclosure is accurate.

Response: The requested revision has been made to reflect that “short puts are options on securities that the Fund ~~investor~~ does not own.”

GENERAL COMMENTS

43.	Comment: Please update the SAI with all material missing information.

Response: All incomplete or missing information will be included and filed before the Fund is declared effective.

* * * * *

If you have any questions concerning this request, please contact the undersigned at (513) 352-6632.

Best regards,

/s/ Cassandra Borchers

Cassandra W. Borchers, Esq.